UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant.

On October 30, 2025, RedCloud Holdings plc announced the dismissal of Turner Stone & Company, L.L.P. (“Turner Stone”), the Company’s independent registered public accounting firm, and appointment of PKF Littlejohn LLP (“PKF”) as the Company’s independent registered accounting firm for the fiscal year ending December 31, 2025, effective October 27, 2025. The appointment of PKF and decision not to re-engage Turner Stone has been approved by the audit committee and the board of directors of the Company.

Turner Stone’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through October 27, 2025, (i) there were no disagreements as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, between the Company and Turner Stone on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which that, if not resolved to Turner Stone’s satisfaction, would have caused Turner Stone to make reference to the subject matter of any such disagreement in connection with its reports for such years and interim period, and (ii) there were no reportable events within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The Company has provided a copy of the foregoing disclosures to Turner Stone and requested that Turner Stone furnish them with a letter addressed to the Securities and Exchange Commission stating whether Turner Stone agrees with the above statements. A copy of Turner Stone’s letter, dated October 29, 2025, is filed as Exhibit 16.1 to this Form 6-K.

During the Company’s fiscal years ended December 31, 2024 and December 31, 2023 and the subsequent interim period through October 27, 2025, neither the Company nor anyone on its behalf has consulted with PKF regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that PKF concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event within the meaning of Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
16.1	Letter of Turner Stone & Company, L.L.P. to the Securities and Exchange Commission, dated October 29, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: October 30, 2025

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